SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: June 16, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     News release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 16, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

June 16, 2004
PRODUCTION FROM MONYWA COPPER JOINT-VENTURE
PROJECTED TO RISE TO 50,000 TONNES OF COPPER PER YEAR

DRILLING PROGRAM INTERSECTS 194 METRES OF 1.5% COPPER
IN MONYWA’S SABETAUNG DEPOSIT

SINGAPORE — Ed Flood, Deputy Chairman of Ivanhoe Mines Ltd., announced today that production of LME Grade A cathode copper from the Monywa joint-venture project in Myanmar is expected to increase by 40%, to a projected annual rate of approximately 39,000 tonnes (86 million pounds), by the third quarter of this year. Mr. Flood also announced that the joint venture has initiated a drilling program to explore significant high-grade copper structures recently discovered during mining of the Sabetaung deposit, one of four copper deposits at the Monywa Project.

The increase in production, part of the project’s original development strategy, is expected to be achieved by the implementation of the initial phase of a proposed, internally-financed growth plan announced one year ago. The second phase of the plan, which is projected to increase annual copper production to approximately 50,000 tonnes (110 million pounds), is expected to begin after completion of the initial phase and upon final approval of the joint-venture partners and the Myanmar government.

In March, 2003, the Monywa project produced 2,701 tonnes (5.95 million pounds) of 99.999%-pure cathode copper, the highest monthly production ever achieved at the mine. LME Grade A copper trades at a significant premium to spot copper prices. The mine received an average price of US$1.36 per pound of copper sold during March, generating record sales revenue of US$8.1 million for the month. Minegate cash costs in March were approximately US$2.3 million, or 35 cents (US) per pound of copper. The mine’s net cash flow for March was approximately US$5.8 million.

Production was 2,440 tonnes in April and 2,571 tonnes in May. The mine’s cash costs in April and May were 38 cents (US) per pound. During the past three months, the project has generated more than US$5 million a month in free cash. The Myanmar Ivanhoe Copper Co. Ltd. (MICCL) joint venture is scheduled to complete repayment of its US$90 construction loan provided by Marubeni Corp. and Nissho Iwai Corp. of Japan with three remaining semi-annual installments totalling $22.5 million. The final payment is due August 2005. MICCL currently has approximately US$12 million cash in its joint venture account.

Mr. Flood said that the expansion will be funded from internally generated cash flow from the Monywa project. “At recent copper prices, the mine is generating cash flow of between 80 cents and US$1.00 from each pound of copper it produces. With copper prices having increased considerably over the past eight months, the time is right to continue with the long-planned development of this exceptional project.”

Following an initial agreement in 1994 and construction of a pilot plant in 1995 that demonstrated the production of high-quality copper, the Monywa joint venture was designed from the outset to realize its economic potential through two production stages with integrated development economics. The first stage, now in its sixth year of operation, produced 27,870 tonnes of copper (13,935 tonnes net to Ivanhoe) in 2003 at minegate cash operating costs of 39 cents (US) a pound. The mine is expected to produce approximately 32,000 tonnes (70.5 million pounds) of copper in 2004 (16,000 tonnes net to Ivanhoe) at similar operating costs.

Mr. Flood said that Ivanhoe’s experience gained from the Monywa Project has established the company as a leader in low-cost, SX/EW technology and engineering — skills that can be applied to similar projects in Mongolia and elsewhere.

Two leading international investment banks — CIBC and HSBC — have been retained by Ivanhoe to review strategic alternatives and options for the future of the company’s interest in the Monywa project.

Drilling Program Underway to Delineate High-Grade Structures in Sabetaung Deposit

To coincide with the increase in production, MICCL is conducting in-fill diamond drilling at the Sabetaung deposit that has been the project’s primary source of ore since 1998. The first phase of drilling will consist of 28 holes, totalling approximately 1,800 metres, of varying depths from 50 to 200 metres. The drilling is targeting high-grade copper structures to the southeast of the Sabetaung pit and to depth. If successful, the drilling could significantly increase the operating life of the Sabetaung pit.

The objectives of the first phase drilling are to:

•	increase ore reserves in the Sabetaung and Sabetaung South pits;

•	upgrade the current inferred resource inventory to the measured and indicated categories;

•	redefine copper grades and develop a new resource model;

•	provide information to extend the current Sabetaung pit to the north and to the east of the current Sabetaung pit limits;

•	provide information on the extent of the Sabetaung South pit; and

•	identify potential target areas for further drilling in the Sabetaung pit area to the east and southeast.

The initial drill results have exceeded expectations in that they have confirmed the existence of a significant high-grade copper structure at the bottom of Sabetaung pit. Drill hole SDD0416 intersected 194 metres averaging 1.5% copper, including several intersections of extremely high-grade primary (hypogene) copper. This hole demonstrates the potential to substantially increase the Sabetaung resource to depth below the current pit limits. Drilling is ongoing.

Complete drill results and photographs of the high-grade copper structure in the Sabetaung pit and of exotic copper mineralization adjacent to the pit will be posted to the Ivanhoe Mines’ website at www.ivanhoemines.com.

Mining of the uppermost portion of the feeder structures since last fall has resulted in a significant increase in the grade ore being mined. For example, the mine grade of 0.71% copper reported in the fourth quarter of 2003 was 61% higher than the grade of 0.44% copper reported in the fourth quarter of 2002.

The Monywa Project consists of four copper deposits — Sabetaung, Sabetaung South, Kyisintaung and Letpadaung. At December 31, 2003, the project had proven reserves of 506 million tonnes at an average grade of 0.43% copper and additional probable reserves of 503 million tonnes at an average grade of 0.39% copper. At the same date, the project had measured and indicated resources (which includes resources modified to produce proven and probable reserves) totalling 1.27 billion tonnes at an average grade of 0.39% copper (approximately eight billion pounds of insitu copper). The resource contains of 576 million tonnes at an average grade of 0.43% copper in the measured category and 696 million tonnes at an average grade of 0.36% copper in the indicated category. The project has additional inferred resources of 424 million tonnes at an average grade of 0.31% copper. The cut-off grade used for the Letpadaung deposit is 0.10% copper. The cut-off grade used for the other three deposits is 0.15% copper. Monywa’s reserves and resources are categorized in accordance with the Australasian code for reporting of mineral resources and ore reserves (JORC code). Resources that are not reserves have not had sufficient verification to demonstrate economic viability. Details of the parameters and modelling techniques used to calculate the Monywa mineral resources and reserves are in the company’s 2004 Annual Information Form, available on the company’s website and SEDAR.

MICCL, which owns and operates the ISO 14001-certified Monywa project, is a 50/50 joint venture between Ivanhoe Mines and Mining Enterprise No. 1, a state-owned company. MICCL’s 2002 Safety, Health and Environment Report, reviewing the joint venture’s quality management initiatives and the philanthropic community health programs sponsored by Ivanhoe Mines, is available on the Ivanhoe website www.ivanhoemines.com. The 2003 Safety, Health and Environment report is expected be available in July.

Mark Haywood, MICCL’s senior development engineer, is the qualified person overseeing the drilling program and he reviewed the technical information contained in this release. Resource modelling will be conducted by Golders and Associates of Perth, Australia, using existing data and results from the first phase of drilling.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the planned expansion plan at the Monywa project, statements concerning estimates of future operating costs and copper production from the Monywa project, statements relating to the drilling program at the Monywa project and the potential to increase and upgrade copper resources and reserves, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.